Rio Vista Energy Partners L.P.
820 Gessner Road, Suite 1285
Houston, Texas 77024
(713) 467-8235

February 1, 2007

Via EDGAR

Karl Hiller, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Rio Vista Energy Partners L.P.
Form 10-K/A2 for the Fiscal Year Ended December 31, 2005
Filed February 1, 2007
Form 10-K/A1 for the Fiscal Year Ended December 31, 2005
Filed December 15, 2006
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed April 6, 2006
File No. 000-50394
Comment Letter Dated December 28, 2006

Dear Mr. Hiller:

On behalf of Rio Vista Energy Partners L.P. (“Rio Vista”), I am responding to your letter dated December 28, 2006 on behalf of the staff of the Division of Corporation Finance of the Securities and Exchange Commission with respect to the above-referenced filing. Rio Vista has today filed Amendment No. 2 to its 2005 Annual Report on Form 10-K containing changes noted below.

My responses below are numbered consistent with the staff’s numbered comments in the December 28, 2006 letter. For your convenience, I have repeated below the staff’s comments immediately preceding each of my responses.

Form 10-K/A1 for the Fiscal Year Ended December 31, 2005

Financial Statements

Note A – Organization, page 55

Staff Comment

1.
We note, in response to prior comment 2, that you included in your amended filing the audited financial statements for your predecessor as of July 31, 2004 and July 31, 2003, and for each of the fiscal years in the three-year period ended July 31, 2004. However, there continues to be a gap in the continuous three-year audit coverage period required by Rule 3-02 of Regulation S-X. This gap results because the audit coverage of your predecessor’s financial statements ends as of July 31, 2004, and your audited financial statements commence including your predecessor’s operations as of October 1, 2004, the day following the effective date of your predecessor’s spin off. This results in a two-month gap, August and September 2004, for which you have not included audited predecessor financial information in your amended filing. Accordingly, please amend your filing to include the additional audited predecessor financial information to comply with Rule 3-02 of Regulation S-X.

Rio Vista Response

1.
In Amendment No. 2 to its 2005 Annual Report on Form 10-K filed today, Rio Vista has included an audited balance sheet of the predecessor as of December 31, 2004 and audited statements of income and cash flows for the period from August 1, 2004 to December 31, 2004, the date of the most recent audited balance sheet filed by the predecessor. Please see the additional disclosure on pages 24 and 27 (Management’s Discussion and Analysis) and pages 82 – 85, 87, 89, 93, 94, 96, 98, 101, and 102 (Financial Statements). Because the Spin-Off occurred on September 30, 2004, the income statement and statement of cash flows of the predecessor only includes income from operations for the months of August and September 2004. The predecessor reflects no operations from October 1, 2004 to December 31, 2004. Because all of the assets of the predecessor were transferred to Rio Vista at the time of the Spin-Off, the December 31, 2004 balance sheet of the predecessor reflects zero balances. As a result, Note I – “Realization of Assets,” contained in the previously filed 10-K/A1, has been deleted.

In order to expedite your review, I am separately sending three marked copies of the amendment to Rio Vista’s Form 10-K filed today by EDGAR. Please contact me at (310) 563-1830 if you have any questions.

Sincerely,

/s/ Ian T. Bothwell
Ian T. Bothwell,
Acting Chief Executive Officer
      and Chief Financial Officer
Rio Vista GP LLC,
General Partner of Rio Vista Energy Partners L.P.